EXHIBIT 21.1

U.S. Neurosurgical Holdings, Inc.

List of Subsidiaries

Subsidiary	Jurisdiction
U.S. Neurosurgical, Inc.	Delaware
USN Corona, Inc.	Delaware
Elite Health Plan, Inc.	California
Elite Health Plan of Nevada, Inc.	Nevada